

Mail Stop 4561

August 23, 2016

Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
Hui Tong Times Square
No. 8, Yaojiayuan South Road
Chaoyang District, Beijing 100123

> **Re: Cheetah Mobile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-36427**

Dear Mr. Yeung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 14. Geographical Information, page F-47

1.   We note that non-PRC revenue represented approximately 50% of total revenue for 2015. Please provide us with the breakdown of the non-PRC revenue listing total revenue by individual country. Also tell us how you considered disclosing this information as well as the basis for attributing revenue from external customers to individual countries consistent with the guidance in ASC 280-10-50-41.

Item 19. Exhibits

2.   Please tell us what consideration you gave to filing each of the following as exhibits to your Form 20-F pursuant to Item 601(b)(10) of Regulation S-K:

- The lease for the premises where your principal executive offices are located, which premises you disclose increased in size from 10,841 to 30,000 square meters since March 31, 2015;

- The May 18, 2015 revolving loan facility agreement for $50 million from which you drew down $20 million on November 20, 2015; and

- Any material contract(s) between you and any of your five largest customers that in the aggregate contributed approximately 59.1% of your 2015 revenues. To the extent you concluded that you are not substantially dependent on any contract or group of interrelated contracts with these customers within the meaning of Item 601(b)(10)(ii)(B), please provide us with detailed support of your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP